FORM 3
(Print or Type Reponses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the SecuritiesExchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Pollock Lorne Mark	2. Date of Event Requiring Statement (Month/Day/Year) 05/24/02	4. Issuer Name andTicker or Trading Symbol Case Financial, Inc. CSEF
(Last) (First) (Middle) 15060 Ventura Boulevard, Suite 240		5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director ____10% Owner X Officer (give title below) ____Other (specify below) Secretary	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Sherman Oaks, CA 91403	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		7. Individual or Joint/Group Filing (Check applicable line) X Form Filed By One Reporting Person ____Form Filed By More Than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative SecuritiesBeneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Table II -- Derivative Securities BeneficiallyOwned (e.g.,Puts, Calls, Warrants, Options, Convertible Securities)
1. Title of Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

	/s/ Lorne Pollock ________________________________	7-18-02 __________________________
	Lorne Pollock	Date

Reminder:	Report on a separate line for each class ofsecurities beneficially owned directly or indirectly.
*	If the form is filed by more than one reportingperson, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of factsconstitute Federal Criminal Violations. See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of whichmust be manually signed. If space is insufficient, see Instruction6 for procedure.